Denali Capital Acquisition Corp.

August 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Franklin Wyman, Angela Connell, Jessica Dickerson, Joe McCann

Re:	Denali Capital Acquisition Corp.

Semnur Pharmaceuticals, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed July 23, 2025

File No. 333-283019

Ladies and Gentlemen:

Denali Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), files herewith Amendment No. 5 (“Amendment No. 5”) to the above-referenced registration statement on Form S-4 filed on November 6, 2024, as previously amended by Amendment No. 1 filed on April 21, 2025, by Amendment No. 2 filed on June 11, 2025, by Amendment No. 3 filed on July 2, 2025 and by Amendment No. 4 filed on July 23, 2025 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated August 6, 2025 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 5. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-4

Denali’s Net Tangible Book Value Per Share as Adjusted and Dilution, page 16

1.

Please revise your calculation of pro forma NTBV per share to include the 30,500,000 shares to be issued to consultants in the calculation of the denominator. Alternatively, explain your basis for excluding these transactions from this presentation, given your statement that “Dilution per share to the original investors in Denali is determined by Denali’s net tangible book value per share, as adjusted, excluding the Business Combination itself and giving effect to material probable or consummated transactions and other material effects on the net tangible book value per share, from the initial public offering price per share paid by original investors in Denali.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 16-18 of Amendment No. 5 in response to the Staff’s comment.

Semnur Merger Agreement, page 311

2.

We note your disclosure that, pursuant to the Semnur Merger Agreement related to the Semnur Merger in 2019, Scilex agreed to pay the former holders of Semnur’s capital stock up to $280.0 million in aggregate milestone payments, which amounts are expected to be charged back to Semnur through an intercompany arrangement. Please revise your disclosure to clarify how these obligations will be addressed following completion of the Business Combination.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 200-201, 203 and 310 of Amendment No. 5 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

August 8, 2025

Exhibits

3.

We note the removal of Exhibit 8.1 from the Exhibit Index on page II-2. Please file a tax opinion as an exhibit to the registration statement, or tell us why you do not believe you are required to do so. Refer to Section III of Staff Legal Bulletin No. 19 (CF).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed a copy of the Winston & Strawn LLP tax opinion with Amendment No. 5.

General

4.

We note that you have added a resale registration for shares beneficially owned by Scilex Holding Company. Please refer to Question 212.15 and Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations and remove the resale transaction from the registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the resale transaction from Amendment No. 5.

* * *

U.S. Securities and Exchange Commission

August 8, 2025

Please do not hesitate to contact Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 with any questions or comments regarding this letter.

Sincerely,

By:	/s/ Lei Huang
Lei Huang
Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP

Jeff Hartlin, Paul Hastings LLP

Elizabeth Razzano, Paul Hastings LLP

Jaisim Shah, Chief Executive Officer and President, Semnur Pharmaceuticals, Inc.

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